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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44681

SEC Mail Processing

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC

REPORT FOR THE PERIOD BEGINNING 10/01/17 AND ENDING 09/30/18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foreside Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing

Three Canal Plaza, 3rd Floor
(No. and Street)

NOV 23 2018

Portland ME 04101
(City) (State) (Zip Code)

Washington, DC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Weston Sommers (207) 553-7129

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry, Dunn, McNeil & Parker

(Name – *if individual, state last, first, middle name*)

100 Middle Street Portland ME 04101
(Address) (City) (State) (Zip Code)

Securities and Exchange Commission
Trading and Markets

CHECK ONE:

x Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

NOV 26 2018

FOR OFFICIAL USE ONLY

RECEIVED

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RNS

OATH OR AFFIRMATION

I, Weston Sommers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foreside Investment Services, LLC, as of September 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

My Commission Expires 10/30/2022

This report ** contains (check all applicable boxes):

x (a) Facing Page.

x (b) Statement of Financial Condition.

x (c) Statement of Income (Loss).

x (d) Statement of Changes in Financial Condition.

x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

x (g) Computation of Net Capital.

x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

x (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

x (l) An Oath or Affirmation.

x (m) A copy of the SIPC Supplemental Report.

(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORESIDE INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)
CONTENTS

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Foreside Investment Services, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Foreside Investment Services, LLC (the Company) as of September 30, 2018, the related statements of operations and member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained within Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Exemption) (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
November 15, 2018

FORESIDE INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2018

Assets		
Cash	$ 211,934	
Receivables	22,507	
Prepaid expenses	18,031	
Total Assets		$ 252,472
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$ 18,050	
Due to related parties	18,673	
Total Liabilities		$ 36,723
Member's Equity		215,749
Total Liabilities and Member's Equity		$ 252,472

FORESIDE INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2018

Revenues		
Commissions	$ 180,000	
Administration fees	29,583	
Fees rebilled	7,559	
Other income	525	
Total Revenues		$ 217,667
Expenses		
Administrative service fee to related parties	$ 167,783	
Commission expense	162,000	
Professional fees	18,525	
Licenses and fees	31,935	
Other expenses	2,625	
Total Expenses		$ 382,868
Net Loss		(165,201)
Member's Equity - Beginning of year		180,950
Contributions from Parent		200,000
Member's Equity - End of year		$ 215,749

The accompanying notes are an integral part of these financial statements.

FORESIDE INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2018

Cash Flows from Operating Activities		
Net Loss		$ (165,201)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Changes in operating assets and liabilities:		
Prepaid expenses	$ 4,424	
Receivables	(22,277)	
Other assets	1,190	
Accrued expenses	975	
Due to related parties	7,933	
Total Adjustments		(7,755)
Net Cash Used in Operating Activities		(172,956)
Cash Provided by Financing Activities		
Contributions from Parent		200,000
Net Increase in Cash		27,044
Cash - Beginning of year		184,890
Cash - End of year		$ 211,934

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Foreside Investment Services, LLC (the "Company"), a limited liability company, is an indirect wholly-owned subsidiary of Foreside Financial Group, LLC ("Foreside") and a direct subsidiary of Foreside Distributors, LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is approved by FINRA to engage in certain activities, including the wholesaling and marketing of private placements of securities in addition to providing FINRA Series 79 registration and related services to the investment banking industry.

The limited liability company operating agreement provides for the Company to exist into perpetuity.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those amounts.

CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At September 30, 2018, the Company had no cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECEIVABLES

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of September 30, 2018, the Company had not recorded an allowance for any potential non-collection as all receivables are deemed collectible.

REVENUE RECOGNITION

The Company receives commissions on investment banking transactions and activities involving wholesaling and marketing of private placement of securities. The Company, in turn, pays commissions to the registered representative(s) who participated in the marketing activity. Such commissions are recorded as they are earned as "Commissions" on the Statement of Operations and Member's Equity. The Company has a corresponding cost under "Commission expense".

Administration fees consist primarily of fees invoiced to clients for the provision of registered representative services and consulting fees. These fees are accrued monthly.

Fees rebilled represent payments made by clients to reimburse the Company for certain expenses incurred. These expenses include, but are not limited to, FINRA representative registration and other regulatory fees.

INCOME TAXES

The Company is organized as a limited liability company ("LLC") that has elected to be treated as a single member LLC under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to Foreside. Foreside is organized as an LLC that has elected to be treated as a partnership under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to its member and taxed at the member level.

The Tax Cuts and Jobs Act (the "Act"), which was enacted on December 22, 2017, made key changes to the U.S. tax law, including the reduction of the U.S. federal corporate tax rate. Since the earnings and losses of the Company are passed through to its member, the Company concluded that there was no impact to the financial statements for the year ended September 30, 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (the "FASB") issued accounting guidance on the recognition of revenue from contracts with customers, which will supersede nearly all existing revenue recognition guidance under GAAP. Under the new revenue standards, entities will recognize revenue to depict the transfer of goods and services to customers in amounts that reflect the payment to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows from an entity's contracts with customers. The Company has completed its analysis of the new revenue standards and has concluded that the measurement of revenue and the timing of recognizing revenue is not expected to change for our commissions, administration fees and fees rebilled. The Company has adopted the new revenue standards on October 1, 2018 using the modified retrospective approach. Based on our analysis, we did not identify a cumulative-effect adjustment to retained earnings at October 1, 2018. Our future financial statements will include additional disclosures as required by the new revenue standards.

NOTE 3 - FAIR VALUE

The FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 - Inputs use quoted unadjusted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 - Fair value measurements use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 - Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

The inputs or methodology used for valuing assets and liabilities are not necessarily an indication of the risk associated with investing in those assets and liabilities.

Certain financial instruments are carried at cost on the Statement of Financial Condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, accounts receivable and accounts payable.

NOTE 3 - FAIR VALUE (CONTINUED)

As of September 30, 2018, the Company had no other financial instruments that required to be fair valued.

There were no transfers between Levels 1, 2, and 3 as of September 30, 2018.

NOTE 4 - RELATED PARTY TRANSACTIONS

The financial statements have been prepared from the separate records maintained by the Company. The Company shares office space and equipment with affiliates, which are under common control of Foreside. Accordingly, the Company has been allocated a portion of such shared costs. Also, the Parent provides administrative, legal, human resource and other general support services, the cost of which is allocated to the Company. For the year ended September 30, 2018, these allocated expenses totaled $167,783, which are included in "Administrative service fee to related parties" in the accompanying Statement of Operations and Member's Equity. At September 30, 2018, amounts due to Foreside and the Parent were $330 and $18,183, respectively, which are included in "Due to related parties" on the Statement of Financial Condition.

At September 30, 2018, "Due to related parties" also included $160, which resulted from revenue collected on behalf of its affiliates.

The Parent agrees to financially assist the Company and is committed to provide such funds, as needed, to operate the business.

During the year ended September 30, 2018, the Company received capital contributions from the Parent totaling $200,000.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $25,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10 to 1. At September 30, 2018, the Company had net capital of $175,211, which was $150,211 in excess of its minimum required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at September 30, 2018 was 0.21 to 1.

NOTE 6 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) - the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

CREDIT RISK

The Company maintains a checking account in a financial institution. The account is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

LITIGATION

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently there is no litigation against the Company.

NOTE 8 - CONCENTRATION

As of September 30, 2018, two clients accounted for 98% of service fee accounts receivable due from clients which are included in "Receivables" in the accompanying Statement of Financial Condition. For the year ended September 30, 2018, one client accounted for 86% of service fee revenues which is included in "Commissions" in the accompanying Statement of Operations and Member's Equity.

NOTE 9 - AGREEMENTS

The Company has entered into a Business Advisory Agreement with each client; each having various terms and conditions outlined within each agreement. The Company has also entered into a Securities and Services Agreement ("SASA") with some clients, which, if not terminated, shall continue for successive one-year terms, provided such continuation is approved at least annually in accordance with the terms of the SASA.

NOTE 10 - SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after the balance sheet date through the date these financial statements were issued, and has determined that there were no subsequent events requiring recognition or disclosure.

FORESIDE INVESTMENT SERVICES, LLC

(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2018

Net Capital:		
Member's equity		$ 215,749
Deduction for Nonallowable Assets		
Receivables	$ 22,507	
Prepaid expenses	18,031	
Total Nonallowable Assets		40,538
Net Capital		$ 175,211
Aggregate Indebtedness		$ 36,723
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25,000 minimum dollar net capital requirement)		$ 25,000
Excess Net Capital		$ 150,211
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement		$ 145,211
Ratio of Aggregate Indebtedness to Net Capital		0.21 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of September 30, 2018.

See report of independent registered public accounting firm.

FORESIDE INVESTMENT SERVICES, LLC

(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

(Exemption)

SEPTEMBER 30, 2018

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) - the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S EXEMPTION REVIEW REPORT

To the Member of
Foreside Investment Services, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Foreside Investment Services, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: subparagraph (k)(2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in subparagraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
November 15, 2018

Bangor, ME • Portland, ME • Manchester, NH • Glastonbury, CT • Charleston, WV • Phoenix, AZ
berrydunn.com

Management's Exemption Report

To the Member of
Foreside Investment Services, LLC

As required by Rule 17a-5 of the Securities and Exchange Commission ("SEC"), Foreside Investment Services, LLC (the "Company") claims exemption under the exemptive provisions of SEC Rule 15c3-3 under subparagraph (k)(2)(i). The Company met this exemption provision through the fiscal year ended September 30, 2018, without exception.

I, Weston Sommers, affirm that, to the best of my knowledge and belief, this Exemption Report pertaining to Foreside Investment Services, LLC as of and for the year ended September 30, 2018, is true and correct.

11-15-18

Weston Sommers   Date
Financial and Operations Principal
Foreside Investment Services, LLC

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Foreside Investment Services, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Foreside Investment Services, LLC (the Company) and SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended September 30, 2018, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
November 15, 2018